

November 8, 2011

Via E-mail
Mr. Robert S. Muff
Chief Accounting Officer
Furmanite Corporation
2435 North Central Expressway, Suite 700
Richardson, Texas 75080

> **RE:** **Furmanite Corporation**
> **Form 10-K for Year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Period ended September 30, 2011**
> **Filed November 8, 2011**
> **Response dated November 4, 2011**
> **File No. 1-5083**

Dear Mr. Muff:

We have reviewed your response letter dated November 4, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-Q for Period ended September 30, 2011

Financial Statements

Notes to the Financial Statements

Note 12. Business Segment Data and Geographical Information, page 17

1. We note your response to prior comment two. You present one column which is labeled as reconciling items, including corporate. Please separate this column into two columns in future filings. The first column should only include amounts related to eliminations or

reversal of transactions between reportable segments. The second column should only reflect corporate amounts. Refer to ASC 280-10-50-31. Please also discuss the business reasons for fluctuations in these amounts in MD&A in future filings subsequent to your discussion of results of operations by segment. Please show us in your supplemental response what the revisions will look like.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief